Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,	Years Ended December 31,
	2012	2011	2010	2009	2008	2007
Earnings
Add:
Pre-tax income (loss) from continuing operations	(6,574,894)	(23,943,739)	(47,452,036)	(50,764,352)	72,894,025	(840,878)
Fixed charges	6,521,209	26,879,044	26,685,559	27,080,327	22,663,094	16,149,116
Amortization of capitalized interest	4,798	23,895	16,216	2,703	-	-
	(48,887)	2,959,200	(20,750,261)	(23,681,322)	95,557,119	15,308,238
Subtract:
Interest capitalized	-	(78,588)	(117,714)	(25,367)	-	-
Total Earnings (Loss)	(48,887)	2,880,612	(20,867,975)	(23,706,689)	95,557,119	15,308,238

Fixed charges:
Interest expensed and capitalized	6,245,182	25,182,661	22,442,249	23,197,449	21,108,603	14,949,358
Amortized premiums, discounts and capitalized expenses related to indebtedness	103,946	1,270,653	3,889,135	3,156,688	1,091,923	1,059,033
Estimate of interest expense within rental expense	172,081	425,730	354,175	726,190	462,568	140,725
Total Fixed charges	6,521,209	26,879,044	26,685,559	27,080,327	22,663,094	16,149,116

Combined fixed charges and preference dividends:
Fixed charges	6,521,209	26,879,044	26,685,559	27,080,327	22,663,094	16,149,116
Preferred dividend factor (1)	-	-	-	6,009,962	5,784,386	6,627,428
Total Combined fixed charges and preference dividends	6,521,209	26,879,044	26,685,559	33,090,289	28,447,480	22,776,544

Ratio of earnings to fixed charges	-	-	-	-	4.2	-
Coverage deficiency	6,570,096	23,998,432	47,553,534	50,787,016		840,878

Ratio of earnings to combined fixed charges and preference dividends	-	-	-	-	3.4	-
Coverage deficiency	6,570,096	23,998,432	47,553,534	56,796,978		7,468,306

(1)	The preferred dividend factor represents the amount of pre-tax earnings (loss) that is required to pay the dividends on outstanding preference securities.